Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2015

MONACO—(Marketwired – November 23, 2015) - Navios Maritime Holdings Inc. (NYSE: NM)

•	$131.0 million revenue for Q3 2015

•	Strong balance sheet - $174.5 million of cash

•	Diversified investment vehicle – Significant investment in two public companies

•	Positioned to weather difficult market through

•	Low operating expenses - significantly below industry average

•	Flexible chartering strategy

•	Strong balance sheet

•	Return of Capital – up to $25.0 million share repurchase program.

Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2015.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We have experienced an extended period of weakness that is virtually unprecedented in our history, with the BDI average this year lower than at any time since 1986. As a result, we have adjusted our return of capital to our shareholders by initiating a share repurchase program and suspending our dividend payment. The share repurchase program entails a $25.0 million purchasing authority over a two-year period. The annual net savings will provide additional balance sheet strength and the opportunity to reinvest funds accretively.”

Angeliki Frangou continued, “The decision to suspend dividends was a difficult one, as we have paid a dividend for 39 consecutive quarters. Senior management owns about 30% of the Company, so we are intimately aware of the consequences of our action, but feel that reducing our capital commitment and opportunistically redeploying cash toward our share repurchase program will be in our best long-term interests.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Return of capital

Navios Holdings’ consistently returned capital through its dividend program to its shareholders since August of 2005. A shareholder who held the shares since then would have received a total of approximately $2.59 per share. The prolonged weakness in the dry bulk industry has caused the Board to adopt a more flexible return of capital policy by initiating a share repurchase program and suspending the payment of dividends.

Share repurchase program

Navios Holdings intends to return additional capital to shareholders through an up to $25.0 million share repurchase program that is effective for the period ending December 31, 2017. Any purchases of shares will be made from time to time in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases will be determined by management based upon our results of operation and financial condition and capital resources and liquidity, market conditions restrictions under our credit agreements and indentures and other factors and may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. There is no minimum purchase amount or specific number of shares the Company has committed to buy, and the program may be suspended or reinstated at any time at Navios Holdings’ discretion and without notice.

Navios Maritime Partners L.P. (“Navios Partners”)

On November 13, 2015, Navios Holdings received $3.6 million from Navios Partners representing the cash distribution for the third quarter of 2015.

Time Charter Coverage

Navios Holdings controls a fleet of 65 vessels totaling 6.7 million dwt, of which 40 are owned and 25 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 59 vessels (19 Capesize, 19 Panamax, 19 Ultra Handymax and two Handysize vessels) totaling 6.0 million dwt. The current average age of the operating fleet is 7.7 years. Additionally, Navios Holdings has (i) four newbuilding charter-in vessels expected to be delivered at various dates through 2016; and (ii) two newbuilding owned vessels which are expected to be delivered in the first quarter of 2016.

As of November 9, 2015, Navios Holdings has chartered-out 97.8% and 42.4% of available days for 2015 and 2016, respectively (including index-linked charters), which are expected to generate $151.1 million and $71.6 million in revenue, respectively. The average daily charter-out rate for the Core Fleet is $8,402 and $11,917 for 2015 and 2016, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2015 is $13,230.

The above figures do not include the fleet of Navios Logistics and vessels servicing contracts of affreightment.

Exhibit II provides certain details of the Core Fleet of Navios Holdings. It does not include the fleet of Navios Logistics.

Earnings Highlights

As of September 30, 2015:

•	Net Debt to Total Book Capitalization of 53.5%

•	Cash of $174.5 million

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results calculated in accordance with U.S. GAAP.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of Adjusted EBITDA of Navios Holdings (including Navios Logistics), and Navios Logistics (on a stand-alone basis), and a reconciliation of such measures to the most comparable measures calculated under U.S. GAAP.

Third Quarter 2015 and 2014 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The third quarter 2015 and 2014 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month Period	Three Month Period
	Ended	Ended
	September 30,	September 30,
	2015	2014
	(unaudited)	(unaudited)
Revenue	$130,955	$152,592
EBITDA	$37,755	$42,414
Adjusted EBITDA (*)	$39,538	$42,414
Net Loss	$(22,061)	$(16,595)
Adjusted Net Loss (*)	$(20,278)	$(16,595)
Basic Loss per Share	$(0.25)	$(0.20)
Adjusted Basic Loss per share (*)	$(0.23)	$(0.20)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the three months ended September 30, 2015 have been adjusted to exclude a $1.8 million non-cash loss on available-for-sale securities.

Revenue from drybulk vessel operations for the three months ended September 30, 2015 was $63.6 million as compared to $73.5 million for the same period during 2014. The decrease in drybulk revenue was mainly attributable to a decrease in the time charter equivalent (“TCE”) rate per day by 25.8% to $8,570 per day in the third quarter of 2015, as compared to $11,550 per day in the same period of 2014. This decrease was partially mitigated by a net increase in available days of our fleet by 796 days.

Revenue from the logistics business was $67.3 million for the three months ended September 30, 2015 as compared to $79.1 million for the same period of 2014. This decrease was mainly attributable to the decrease in sales of products in the liquid terminal.

Adjusted EBITDA of Navios Holdings for the three months ended September 30, 2015 decreased by $2.9 million to $39.5 million as compared to $42.4 million for the same period of 2014. The $2.9 million decrease in Adjusted EBITDA was primarily due to (i) a $21.6 million decrease in revenue; (ii) a $2.5 million increase in other expense, net; and (iii) a $2.8 million increase in net income attributable to the noncontrolling interest. This decrease of $26.9 million was mitigated by (i) a $9.1 million decrease in time charter, voyage and logistics business expenses; (ii) a $1.2 million decrease in general and administrative expenses (excluding share-based compensation expenses); (iii) a $11.7 million increase in equity in net earnings from affiliated companies; and (iv) a $2.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs).

Adjusted EBITDA of Navios Logistics was $26.2 million for the three month period ended September 30, 2015 as compared to $18.1 million for the same period in 2014.

Adjusted Net Loss of Navios Holdings for the three months ended September 30, 2015 was $20.3 million as compared to $16.6 million for the same period of 2014. The $3.7 million increase in Adjusted Net Loss was mainly due to (i) a $2.9 million decrease in Adjusted EBITDA; (ii) a $0.6 million increase in depreciation and amortization; and (iii) an increase in income tax expense of $1.0 million. This increase in Adjusted Net Loss was partially mitigated by (i) a decrease in interest expense and finance cost, net of $0.4 million; (ii) a decrease in share-based compensation expense of $0.3 million; and (iii) a $0.1 million decrease in amortization for deferred drydock and special survey costs.

Nine Months Ended September 30, 2015 and 2014 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the nine month period ended September 30, 2015 and 2014 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Nine Month Period Ended September 30, 2015	Nine Month Period Ended September 30, 2014
	(unaudited)	(unaudited)
Revenue	$369,074	$420,191
EBITDA	$96,701	$124,675
Adjusted EBITDA (*)	$98,484	$153,640
Net Loss	$(73,552)	$(51,222)
Adjusted Net Loss (*)	$(71,769)	$(22,257)
Basic Loss per Share	$(0.81)	$(0.56)
Adjusted Basic Loss per Share (*)	$(0.80)	$(0.28)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the nine months ended September 30, 2015 have been adjusted to exclude a $1.8 million non-cash loss on available-for-sale securities. Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Loss per Share for the nine months ended September 30, 2014 have been adjusted to exclude (i) $17.4 million portion of loss on Navios Logistics’ bond extinguishment; and (ii) $11.5 million non-cash loss on available-for-sale securities.

Revenue from drybulk vessel operations for the nine months ended September 30, 2015 was $170.4 million as compared to $225.5 million for the same period during 2014. The decrease in drybulk revenue was mainly attributable to a decrease in the TCE rate per day by 35.7% to $7,776 per day in the nine month period ended September 30, 2015, as compared to $12,084 per day in the same period of 2014. This decrease was partially mitigated by a net increase in available days of our fleet by 1,423 days.

Revenue from the logistics business was $198.6 million for the nine months ended September 30, 2015 as compared to $194.7 million for the same period of 2014. This increase was mainly attributable to (i) an increase in products transported and rates charged in the dry port terminal; and (ii) an increase in the cabotage fleet’s operating days. This increase was partially mitigated by a decrease in the volume of liquid cargo transported in the barge business.

Adjusted EBITDA of Navios Holdings for the nine month period ended September 30, 2015 decreased by $55.1 million to $98.5 million as compared to $153.6 million for the same period of 2014. The $55.1 million decrease in Adjusted EBITDA was primarily due to (i) a $51.1 million decrease in revenue; (ii) a $4.0 million increase in time charter, voyage and logistics business expenses; (iii) a $1.8 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $13.9 million increase in other expense, net; and (v) a $4.2 million increase in net income attributable to the noncontrolling interest. This overall decrease of $75.0 million was partially mitigated by (i) a $5.8 million decrease in general and administrative expenses (excluding share-based compensation expenses); and (ii) a $14.1 million increase in equity in net earnings from affiliated companies.

Adjusted EBITDA of Navios Logistics was $64.5 million for the nine month period ended September 30, 2015 as compared to $53.5 million (adjusted for the $27.3 million loss on bond extinguishment) for the same period in 2014.

Adjusted Net Loss of Navios Holdings for the nine months ended September 30, 2015 was $71.8 million as compared to $22.3 million for the same period of 2014. The $49.5 million increase in Adjusted Net Loss was mainly due to (i) a decrease in Adjusted EBITDA of $55.1 million; and (ii) an increase of $0.5 million in amortization for deferred drydock and special survey costs. This increase in Adjusted Net Loss was partially mitigated by (i) a decrease in interest expense and finance cost, net of $1.1 million; (ii) a decrease in depreciation and amortization of $2.2 million; (iii) an increase in income tax benefit of $2.0 million; and (iv) a decrease of $0.8 million in share-based compensation expense.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ dry bulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and nine month periods ended September 30, 2015 and 2014, respectively.

	Three Month Period Ended September 30, 2015	Three Month Period Ended September 30, 2014	Nine Month Period Ended September 30, 2015	Nine Month Period Ended September 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	6,245	5,449	17,429	16,006
Operating Days (2)	6,122	5,443	17,188	15,972
Fleet Utilization (3)	98.0%	99.9%	98.6%	99.8%
Equivalent Vessels (4)	68	59	64	59
TCE (5)	$8,570	$11,550	$7,776	$12,084

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, November 23, 2015, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on earnings results for the third quarter and nine months ended September 30, 2015.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Monday, November 23, 2015, at 8:30 am ET

Call Title: Navios Holdings Inc. Q3 2015 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 5673 8586

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 5673 8586

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates container and dry cargo vessels. For more information, please visit our website at www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Holdings’ share repurchases and future dividends, and Navios Holdings’ growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in charter demand and/or charter rates; production or the demand for the types of dry bulk products that are transported by Navios Holdings’ vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to changes in crew salaries, insurances, provisions, repairs, maintenance, overhead expenses, general and administrative expenses and changes in interest costs, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competition in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended September 30, 2015	Three Month Period Ended September 30, 2014	Nine Month Period Ended September 30, 2015	Nine Month Period Ended September 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$130,955	$152,592	$369,074	$420,191
Administrative fee revenue from affiliates	4,142	3,631	11,946	10,512
Time charter, voyage and logistics business expenses	(63,386)	(72,506)	(191,176)	(187,198)
Direct vessel expenses (1)	(33,751)	(35,785)	(100,316)	(97,953)
General and administrative expenses incurred on behalf of affiliates	(4,142)	(3,631)	(11,946)	(10,512)
General and administrative expenses (2)	(6,303)	(7,784)	(21,782)	(28,382)
Depreciation and amortization	(27,356)	(26,798)	(76,040)	(78,300)
Interest expense and finance cost, net	(27,534)	(27,940)	(83,410)	(84,507)
Loss on bond extinguishment	—	—	—	(27,281)
Other (expense)/income, net	(6,709)	(2,392)	(11,944)	(7,807)

Loss before equity in net earnings of affiliated companies	(34,084)	(20,613)	(115,594)	(91,237)
Equity in net earnings of affiliated companies	16,828	5,094	48,708	34,591

Loss before taxes	$(17,256)	$(15,519)	$(66,886)	$(56,646)
Income tax (expense) / benefit	(955)	35	888	(1,101)

Net loss	(18,211)	(15,484)	(65,998)	(57,747)
Less: Net (income)/loss attributable to the noncontrolling interest	(3,850)	(1,111)	(7,554)	6,525

Net loss attributable to Navios Holdings common stockholders	$(22,061)	$(16,595)	$(73,552)	$(51,222)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(26,115)	$(20,506)	$(85,772)	$(57,933)

Basic and diluted net losses per share attributable to Navios Holdings common stockholders	$(0.25)	$(0.20)	$(0.81)	$(0.56)

Weighted average number of shares, basic and diluted	106,409,052	103,798,829	105,641,650	103,082,480

(1)	Includes expenses of Navios Logistics of $21.4 million, $22.8 million, $62.3 million and $58.4 million for the three months ended September 30, 2015 and 2014 and nine months ended September 30, 2015 and 2014, respectively.
(2)	Includes expenses of Navios Logistics of $3.1 million, $3.8 million, $10.6 million and $10.5 million for the three months ended September 30, 2015 and 2014 and nine months ended September 30, 2015 and 2014, respectively.

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	September 30, 2015	December 31, 2014
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	$173,360	$247,556
Restricted cash	1,131	2,564
Other current assets	140,830	167,011
Deposits for vessel acquisitions	63,223	45,365
Vessels, port terminal and other fixed assets, net	1,847,285	1,911,143
Other noncurrent assets	439,970	404,230
Goodwill and other intangibles	336,292	349,828

Total assets	$3,002,091	$3,127,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities, including current portion of long-term debt, net	201,135	198,334
Senior and ship mortgage notes, net	1,349,943	1,347,316
Long-term debt, net	222,065	242,291
Other noncurrent liabilities	58,476	73,246
Total stockholders’ equity	1,170,472	1,266,510

Total liabilities and stockholders’ equity	$3,002,091	$3,127,697

	Nine Month Period Ended September 30, 2015	Nine Month Period Ended September 30, 2014
	(unaudited)	(unaudited)
Net cash provided by operating activities	$22,378	$33,775
Net cash used in investing activities	$(27,624)	$(165,908)
Net cash (used in)/ provided by financing activities	$(68,950)	$234,394

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income/ (loss) attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization, before income taxes and before stock-based compensation, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA, excluding certain items as described under “Earnings Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered substitutes for net income/(loss), cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States. Navios Holdings believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed.

EBITDA and Adjusted EBITDA are presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations, including debt service, capital expenditures, working capital requirements and pay dividends. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and the ability to meet debt service requirements, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to those used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA and Adjusted EBITDA are used to measure the company’s operating performance.

The following tables provide a reconciliation of Adjusted EBITDA of Navios Holdings (including Navios Logistics) and Adjusted EBITDA of Navios Logistics on a stand-alone basis:

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

Three Months Ended	September 30, 2015	September 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided/ (used in) by operating activities	$20,639	$(6,717)
Net increase/ (decrease) in operating assets	30,837	(2,841)
Net (increase)/ decrease in operating liabilities	(45,771)	26,189
Net interest cost	27,534	27,940
Deferred finance charges	(1,135)	(943)
Provision for losses on accounts receivable	(95)	(377)
Equity in affiliates, net of dividends received	7,512	(2,693)
Payments for drydock and special survey	3,867	2,967
Noncontrolling interest	(3,850)	(1,111)

Adjusted EBITDA	$39,538	$42,414

Navios Logistics Adjusted EBITDA Reconciliation to Net Income

Three Months Ended	September 30, 2015	September 30, 2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$10,642	$3,072
Depreciation and amortization	6,486	6,652
Amortization of deferred drydock and special survey costs	1,656	1,696
Interest expense and finance cost, net	6,521	6,836
Income tax expense/ (benefit)	880	(129)

Adjusted EBITDA	$26,185	$18,127

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

	September 30,	September 30,
Nine Months Ended	2015	2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$22,378	$33,775
Net (decrease)/ increase in operating assets	(28,671)	26,506
Net increase in operating liabilities	(9,142)	(21,739)
Net interest cost	83,410	84,507
Deferred finance charges	(3,290)	(2,679)
Expenses related to Navios Logistics bond extinguishment	—	(4,786)
Provision for losses on accounts receivable	(104)	(866)
Equity in affiliates, net of dividends received	21,674	7,291
Payments for drydock and special survey	19,783	7,694
Noncontrolling interest	(7,554)	6,525
Portion of loss on Navios Logistics bond extinguishment	—	17,412

Adjusted EBITDA	$98,484	$153,640

Navios Logistics Adjusted EBITDA Reconciliation to Net Income/ (Loss)

	September 30,	September 30,
Nine Months Ended	2015	2014
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/ (loss)	$20,880	$(18,540)
Depreciation and amortization	19,544	18,701
Amortization of deferred drydock and special survey costs	5,119	4,246
Interest expense and finance cost, net	20,069	20,999
Income tax (benefit)/ expense	(1,105)	829
Loss on bond extinguishment	—	27,281

Adjusted EBITDA	$64,507	$53,516

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Libra II	Panamax	1995	70,136	No
Golden Heiwa	Panamax	2007	76,662	No
Navios Aldebaran	Panamax	2008	76,500	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Amber	Panamax	2015	80,994	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios Sphera	Panamax	Q1 2016	84,000
Navios Mars	Capesize	Q1 2016	180,600

Long-term Chartered-in Fleet to be Delivered

	Vessel	Delivery	Deadweight	Purchase
Vessels	Type	Date	(in metric tons)	Option
Navios Felix	Capesize	Q1 2016	180,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios Coral	Panamax	Q4 2016	84,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.